Exhibit 99.1

Dominion Diamond Corporation Provides Update on Jay Project Feasibility Study

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--May 31, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to provide an update on the progress of a feasibility study (“FS”) on the Jay kimberlite pipe deposit located within the Buffer Zone Joint Venture property in Canada’s Northwest Territories, in which the Company holds a majority interest. The Company has determined that it can maintain continuous production at Ekati without starting major construction at Jay this year, and as a result will adjust the Jay Project schedule to reflect this change.

The initial design basis for the Jay FS had assumed the commencement of major construction this year. Changes to the Ekati mine plan have, however, made feasible the delivery of a continuous ore supply to the Ekati processing plant that allows further optimization of the Jay Project. These changes include the availability of Sable ore, deepening of the Koala underground, and the continued successful trial of a lower throughput in the processing plant as a tool to increase recovery. Furthermore, delaying the use of the Misery Pit as a water management facility would allow more time for mining below the currently planned open pit.

The Company is completing the Jay FS based on a revised development schedule. The new schedule assumes that the construction of an all-season access road to the shoreline of Lac du Sauvage would occur in calendar year 2017, followed by construction of the water retention dike and associated infrastructure in 2018 to 2020, with dike instrumentation, dewatering and the start of pre-stripping in 2021, and mining and processing of Jay kimberlite by late 2022.

Jay is the most significant undeveloped deposit at the Ekati Diamond Mine due to its large size and high grade. Jay is located beneath Lac du Sauvage, a moderate sized lake north of Lac de Gras, and is approximately 1.2 km from the shoreline. The Jay pipe is approximately 7 km to the northeast of the Misery Pit and related infrastructure, and 30km to the southeast of the main Ekati mine infrastructure.

Brendan Bell, Chief Executive Officer, stated: “We are very pleased with the progress of the Jay Feasibility Study. The changes we have made to the Ekati mine plan will allow us to maintain continuous feed to the Ekati processing plant, even with an extended timeline for commencing construction. We are also excited about the possibility of additional mining below the currently planned Misery open pit. The extra time will allow us to further advance Jay project permitting and to make aggressive efforts to reduce costs at the Ekati Mine. We are completing the Feasibility Study and an updated mine plan based on this revised schedule and look forward to releasing the results shortly.”

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about estimated mine life and other development plans regarding mining activities at the Ekati Diamond Mine, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Jay pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Investor Relations
Dominion Diamond Corporation
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca